UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-11988

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **MM Global Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

575 Lexington Ave, Unit 12-111
(No. and Street)

New York   **NY**   **10022**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peng Zhang   **929-666-8015**   peng.zhang@mmglobalusa.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Suite 303 **Bloomingdale**   **IL**   **60108**
(Address)   (City)   (State)   (Zip Code)

10/20/2009   **3874**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peng Zhang_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MM Global Securities, Inc._____, as of 12/31_____, 2024____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Principal _____

Notary Public   2/12/2025

JENNIFER BEATRICE GUMBS
Notary Public - State of New York
NO. 01GU6045048
Qualified in Queens County
My Commission Expires Jul 17, 2026

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MM GLOBAL SECURITIES, INC.
(SEC I.D. NO. 8-11988)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed as a Public Document pursuant to Rule 17a-5(d) of the
Securities Exchange Act of 1934

PUBLIC DOCUMENT

MM GLOBAL SECURITIES, INC

TABLE OF CONTENTS

MM GLOBAL SECURITIES, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	1,611,802
Security Deposit		5,850
Prepaid expenses		1,469
Total Assets	$	1,619,121

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	41,428
Accounts payable - Finra		83,700
Total Liabilities	$	125,128
Stockholder's Equity:		
Common stock, no par value, 1,000 shares authorized,		
500 shares issued and outstanding		1,000
Paid in Capital		3,188,920
Accumulated (deficit)		(1,695,927)
Total Stockholder's Equity		1,493,993

See Independent Accountants' Report and Accompanying Notes

1.   **ORGANIZATION AND NATURE OF BUSINESS**

MM Global Securities, Inc. (the "Company") is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC).

The Company's fiscal year end is December 31,2024. The Company is engaged in lines of business as a securities broker-dealer and placement agent. Additionally, the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

The Company was incorporated in the State of Illinois on September 25, 1997 as Feil Daily Investment Co. The name was changed to Whitewood Group, Inc. during 2011. MMBD Trading Limited increased its ownership percentage to 100% in August 2017. The Company's Continuing Membership Application was approved by FINRA to operate as a broker-dealer in August 2017 and changed its name to MM iGlobal, Inc. in November 2017 pursuant to the ownership change. The Company changed its name to MM Global Securities, Inc. in March 2019.

2.   **SIGNIFICANT ACCOUNTING POLICIES**

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Revenues

Revenue recognition guidance ASC Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance

obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company acts as the placement agent and earns placement agent fee through registered offerings or private placement activities in selling the clients' stocks to qualified investors. Placement agent fee is recognized when the performance obligation is satisfied. The Company does not offer any guarantees, warranty or refunds.

Cash and Cash Equivalents

The company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2024, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

3.   **RISKS DISCLOSURES**

Credit Risk

The Company maintains its operating cash in a bank deposit account with one major financial institution in amounts which, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation insures each Company's bank account up to $250,000. Total cash on deposit exceeded federally issued limit by $604,545 at December 31, 2024. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

Concentration Risk

100% of the Company's placement agent fee generated during 2024 was from one issuer and the business would be significantly impacted if such placement agent activities with the issuer will not continue.

MM GLOBAL SECURITIES, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

4.   NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2024 the Company had net capital of $1,486,674 which was $1,436,674 in excess of the amount required. MMBD Trading Limited, made four hundred and sixty-five ($465,000) contributions to the Company.

5.   RENT

The Company leases its office facility under an operating lease to expire in January 2025. Future minimum lease payments under this operating lease as of December 31, 2024 are $2,650. Rent expense for the year ended December 31, 2024 was $30,109.

6.   INCOME TAXES

The company is subject to Federal, State, and Local income taxes on its net income. The Company had a net income of $920,711 for the year ending December 31, 2024.

The company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

As of December 31, 2023, the Company had a Federal income tax net operating loss (NOL) carryforward of $2,499,026. The Company used $856,832 of this carryforward in 2024, leaving a balance of $1,642,194 to be utilized in 2025 and thereafter. As a result of the Tax Cuts and Jobs Act (TCJA) of 2017, businesses can carry forward their net operating losses indefinitely, but the deductions are limited to 80 percent of taxable income. The remaining losses of $1,642,194 occurred after the TCJA went into effect, and can be carried forward indefinitely.

The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2024, the Company's federal and state tax returns generally remain open for the last three years.

7.   SEGMENT INFORMATION

The Company is engaged in a single line of business as a securities broker-dealer which is comprised of several classes of services, including capital markets advisory, private placements, registered direct offerings (RDOs) and M&A advisory. The Company has identified its operation principal Mr. Peng Zhang as the chief operating decision making ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to allocate resources of the Company. Additionally, the CODM

uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, The Company is a single operating, single reportable segment entity and the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies. The company derived 98.5 percent of its total revenues from a single external customer in 2024.

8.   **COMMIMENTS AND CONTINGENCIES**

FINRA Case 2019062623

Without admitting or denying the findings by FINRA related to Case Number 2019062623, the Company was censured, fined $450,000. Two individuals' registration capacities were suspended for 45 days, fined $20,000 and $5,000 respectively. The Company elect to pay the fine via a 36 months' installment plan with 38,250 installment fee. At December 31, 2024 the Company has total unpaid balance of $83,700 and recorded as 'Accounts Payable – Finra'.

Other Contingencies

As a regulated FINRA broker-dealer the Firm is subject to regulatory trading inquiries and investigations to determine whether any violations of federal securities or FINRA rules may have occurred.

9.   **SUBSEQUENT EVENTS**

Company has made a review of material subsequent events from December 31, 2024 through the date of this report which is the date the financial statements were available to be issued. There were no other material subsequent events during this period.